Exhibit 99.2

S.R. BATLIBOI & Co. LLP Chartered Accountants 2nd & 3rd Floor Golf View Corporate Tower - B Sector - 42, Sector Road Gurugram - 122 002, Haryana, India Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited 1. We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Vedanta Limited (‘the Company’) for the qua1ier ended September 30, 2018 and year to date from April 1, 2018 to September 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation ‘), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (Ind AS 34), “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘ Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based 011 our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘ Ind AS ‘) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement. For S.R. Batliboi & Co. LLP Chattered Accountants ICAI Firm registration number: 301003E/E300005 per Raj Agrawal Partner Membership No.: 82028 Gurugram October 3 1, 2018 S.R. Batliboi & Co. LLP. a Limited Liability Partnership with LLP Identity No. AAB·4294 Regd. Office: 22, Camac Street. Block ‘B”. 3rd Floor. Kolkata-700 016

S.R. BATLIBOI & Co. LLP Chartered Accountants 2nd & 3rd Floor Golf View Corporate Tower - B Sector - 42, Sector Road Gurugram - 122 002, Haryana, India Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited I. We have reviewed the accompanying statement of unaudited consolidated Ind AS financial results of Vedanta Limited (‘the Company’) comprising its subsidiaries (together referred to as ‘the Group’), its associates and jointly control led entities, for the qua1ier ended September 30, 2018 and year to date from April 1, 2018 to September 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obi igations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Repo1iing” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to issue express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 241 0, -Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based on our review conducted as above and based on the consideration of the reports of other auditors on the unaudited separate quarterly financial results and on the other financial information of subsidiaries, associates and jointly controlled entities, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated Ind AS financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material 111 isstatement. 5. We did 1iot review the financial results and other financial information, in respect of 8 subsidiaries, whose financial results include total assets of Rs l 0,613 crore and net assets of Rs 3,384 crore as at September 30, 2018, and total revenues of Rs 1,674 crore and Rs 2,252 crore for the qua1ier and the six months period ended on that date respectively. These Ind AS financial results and other financial information have been reviewed by other auditors, which financial results, other financial information and auditor’ s repo1is have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net prnfit of Rs. Nil and Rs. Nil for the quaiier and for the six months period ended September 30, 2018 respectively, as considered in the consolidated financial results, in respect of l associate, whose financial results and other financial S.R . Batliboi & Co. LLP. a Limited Liability Partnership with LLP Identity No. AAB·4294 Regd. Office: 22, Camac Street, Block ‘B’ . 3rd Floor, Kolkata-700 016

S.R. BATLIBOI & Co. LLP Chartered Account ants information have been reviewed by other auditors and whose reports have been furnished to us by the management. Our conclusion, in so far as it relates to the affairs of such subsidiaries and associate is based solely on the report of other auditors. Our conclusion is not qualified in respect of this matter. 6. Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting prin.:iples generally accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us. 7. The accompanying consolidated Ind AS financial results include un-reviewed financial results and other un-reviewed financial information in respect of 9 subsidiaries, whose financial results and other finai1cial information reflect total assets of Rs. 5,325 crore as at September 30, 2018, and total revenues of Rs. 169 crore and Rs. 357 crore for the quarter and six months period ended on that date respectively. Additionally, the accompanying consolidated Ind AS financial results include un-reviewed financial results and other financial information in respect of a subsidiary acquired on June 4; 2018 (refer note 5 of the accompanying financial results) for which financial information from the date of acquisition upto June 30, 2018 is un-reviewed, such financial results and other financial information from the date of acquisition upto June 30, 2018 reflect total revenues of Rs. 326 crore. These un-reviewed financial results and other un-reviewed financial information have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil and Rs. Ni I for the quarter and for the six months period ended September 30, 2018 respectively, as considered in the consolidated Ind AS financial results, in respect of I associate and 3 jointly controlled entities, whose financial results and other financial information have not been reviewed and whose un-reviewed financial results and other un-reviewed financial information have been furnished to us by the management. Our conclusion, in so far as it relates to the affairs of these subsidiaries, associates and jointly controlled entities is based so lely 011 such un-reviewed financial results and other un-reviewed financial information. According to the information and explanations given to us by the management, these financial results and other financial information are not material to the Group. Our conclusion is not qualified in respect of this matter. For S.R. Batliboi & Co. LLP Chartered Accountants ICAI Firm registration number: 301003E/E300005 per Raj Agrawal Pat1ner Membership No.: 82028 Gurugram October 31, 2018